[Biofrontera AG Letterhead]

February 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Mark Brunhofer
Ms. Lisa Vanjoske
Ms. Christine Westbrook
Ms. Suzanne Hayes

Re:	Biofrontera AG
Registration Statement on Form F-1 (File No. 333-222546) originally filed
January 12, 2018, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-38396)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Biofrontera AG (the “Company”) respectfully requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form F-1 and Form 8-A effective at 4:30pm Eastern Time on February 13, 2018, or as soon as practicable thereafter.

The Company hereby authorizes Stephen Older or Rakesh Gopalan, both of whom are attorneys with the Company’s outside legal counsel, McGuireWoods LLP, to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Stephen Older of McGuireWoods LLP, at (212) 548 2122 and that such effectiveness also be confirmed in writing by email to Stephen Older at solder@mcguirewoods.com.

Very truly yours,

BIOFRONTERA AG

By:    /s/ Hermann Lübbert

           Hermann Lübbert

           Chief Executive Officer

By:    /s/ Thomas Schaffer

           Thomas Schaffer

           Chief Financial Officer

cc:     Stephen Older, Partner, McGuireWoods LLP